September 9, 2005
Room 4561

Michael C. Caulfield
General Counsel
Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046-1495

Re:  	Computer Horizons Corp.
	Revised Preliminary Schedule 14A filed on September 9th, 2005
	File No. 0-07282

Dear Mr. Caulfield:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General
1. Please provide the "Tandy" representations requested in the fifth
to last paragraph of our letter dated September 6, 2005. The representations we requested in our letter dated September 6, 2005 should not be modified. Please submit a response that produces the full representations requested in our prior comment letter.
We have reviewed your response to prior comments 4 and 5 of our letter dated September 6, 2005, and cannot agree with your conclusions. Computer Horizons does not provide specific factual foundations that support use of the term "forced out," and similarly provides inadequate objective proof that the Crescendo Group is motivated by short-term gains at the expense of security holders. It appears that Computer Horizons instead draws an inference from the timing of Mr. Scott`s departure and speculates that past business practices are representative of the Crescendo Group`s current intentions. Please confirm that future communications made by Computer Horizons will not enlist the terms "forced out" or imply that the Crescendo Group is prepared to sacrifice long term interests
to maximize self-interested short term gains.   ```````````````2.

Change of Control Provisions, page 17
3. Please revise to concisely define the term "good reason" as defined in the employment agreements.


 Compensation Committee Report, page 22
4. We refer you to comment 20 of our letter dated June 6, 2005, please:
* Supplementally provide a copy of the report prepared by your
compensation consultant.   Please expand the report to describe
who
selected the comparative group of 10 companies, how they were selected and describe in greater detail the relationship between that group and the peer group contained in your performance graph. Further, please advise what specific parameters of performance were compared by the compensation consultant and the board with regards to compensation determinations. State whether and how the performance of the comparative group was considered relative to the performance of the company.
* Revise your discussion of performance-based compensation to disclose with specificity the factors that might have been considered by the board to determine to issue performance-based compensation. In qualitative terms, what there the "financial and operational goals" evaluated in 2004 for the purpose of determining whether bonuses would be paid. Please also identify which goals were not achieved.
* Revise your committee report to expand on supplemental disclosure concerning the factors used to determine the salaries of Messrs. Shea and Murphy. While we note the officers were promoted from within and no performance metrics were utilized to determine their salaries please advise what other factors were used to determine the salaries and benefits obtained through their promotions.
* Revise to provide greater specificity on the "challenges faced by
CHC in 2004" and their effect on Mr. Murphy`s compensation.
* Please provide an overview of the potential bonus programs in 2004.
For example, were target bonus amounts established that would have been paid if the performances goals were achieved, and if so, how did these targets compare to the salary levels in qualitative terms.

`
``````````* * * * *


      If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact Jeffrey Werbitt at (202) 551-3456, me, at (202) 551-3266, Mark
Shuman, Branch Chief-Legal at, (202) 551-3462 or in his absence Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

							Nicholas P. Panos



Special Counsel
							Office of Mergers &
Acquisitions

cc:	Via Facsimile
      Michelle Vaillant, Esq.
      Sills Cummis Epstein & Gross P.C.
      One Riverfront Plaza
      Newark, New Jersey 07102
	Phone: (973) 643-7000
	Fax:     (973) 643-4755
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Michael C. Caulfield
Computer Horizons Corp.
September 9, 2005
Page 3